06003477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AD 2/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6225 Smith Avenue, Suite 202
(No. and Street)

Baltimore, (City) MD (State) 21209-3630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Andrews Chief Financial Officer 410-796-4003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. Padonia Road, Suite 600 (Address) Timonium (City) MD (State) 21093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Linda Grinwis
Notary Public
My commission expires 8/13/06
Howard County, Maryland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statements of financial condition of Signal Hill Capital Group LLC, as of December 31, 2005 and 2004 and the related statements of operations, changes in members' equity, changes in subordinated borrowings, and cash flows, for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I-Computation of Net Capital under rule 15c3-1 of the Security and Exchange Commission and Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-1 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of operating expenses and other income (expenses) on pages 14 and 15 are also presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information in these named schedules has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
January 26, 2006

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,	2005	2004
ASSETS		
Cash and cash equivalents	$ 123,683	$ 105,672
Certificate of deposit	-	304,840
Accounts receivable, net	211,981	63,890
Investments	16,014	-
Prepaid expenses	3,112	68,696
Property and equipment, net	48,717	70,183
Member receivables	-	403
Security deposits	6,670	6,670
TOTAL ASSETS	$ 410,177	$ 620,354
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$ 20,715	$ 28,992
Accrued expenses	51,187	48,837
Operating liabilities	71,902	77,829
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated borrowings	-	200,000
Total liabilities	71,902	277,829
MEMBERS' EQUITY	338,275	342,525
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 410,177	$ 620,354

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
REVENUES	$ 2,746,085	$ 3,992,935
OPERATING EXPENSES	1,927,281	2,082,351
INCOME BEFORE MEMBERS' COMPENSATION	818,804	1,910,584
MEMBERS' COMPENSATION	810,000	1,902,060
INCOME FROM OPERATIONS	8,804	8,524
OTHER INCOME (EXPENSE)	6,946	(6,231)
NET INCOME	$ 15,750	$ 2,293

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
BEGINNING MEMBERS' EQUITY	$ 342,525	$ 506,232
DISTRIBUTIONS	(20,000)	(66,000)
CANCELLATION AND ALLOWANCE OF MEMBER RECEIVABLES	-	(100,000)
NET INCOME	15,750	2,293
ENDING MEMBERS' EQUITY	$ 338,275	$ 342,525

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
Subordinated borrowings at January 1,	$ 200,000	$ -
Increases:		
Issuance of subordinated note	-	200,000
Decreases:		
Payment of subordinated note	(200,000)	-
Subordinated borrowings at December 31,	$ -	$ 200,000

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 15,750	$ 2,293
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Depreciation	20,940	19,065
Loss on disposal of property and equipment	3,937	-
Gain on sale of investments	(517)	-
(Decrease) Increase in reserve for doubtful accounts	(14,102)	42,825
(Increase) decrease in assets:		
Accounts receivable	(133,988)	47,030
Prepaid expenses	65,584	(33,889)
Increase (decrease) in liabilities:		
Accounts payable	(8,277)	(15,749)
Accrued expenses	2,350	25,548
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(48,323)	87,123
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Purchase) of investments	(32,268)	-
Proceeds from sale of investments	16,769	-
(Purchase) of property and equipment	(3,410)	(13,424)
Redemption (Investment) of certificate of deposit, net	304,840	(304,840)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	285,931	(318,264)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member receivables, net	403	3,329
(Distributions) to members	(20,000)	(66,000)
(Repayments) Proceeds from subordinated borrowings	(200,000)	200,000
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(219,597)	137,329
NET CHANGE IN CASH AND CASH EQUIVALENTS	18,011	(93,812)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	105,672	199,484
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 123,683	$ 105,672
Noncash financing activities:		
Cancellation and allowance of member receivables	$ (20,000)	$ (100,000)
Interest paid	$ 7,821	$ 13,719

The accompanying notes are an integral part of these financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC was organized on May 10, 2002 under the laws of the State of Delaware as a limited liability company. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) engaged in investment banking advisory and capital raising services.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash, Cash Equivalents and Certificate of Deposits

The Company considers all highly liquid financial instruments purchased with a maturity of ninety days or less to be cash equivalents. The Company maintains their cash in bank deposit accounts and certificate of deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company's management believes the Company is not exposed to any significant credit risk on their balances.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under agreed upon terms generally payable upon receipt of invoice. Invoices dated over 30 days old are considered past due. Management does not normally charge interest on delinquent accounts.

The carrying amount of accounts receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts once they have determined further collection efforts will be unsuccessful.

Investments

Management determines the appropriate classification of investments in marketable securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The classification of those investments and the related accounting policies are as follows:

Trading securities: Trading securities are held for resale in anticipation of short-term fluctuations in market prices. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are determined using the specific identification methods and are included in income.

Available-for-sale securities: Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, are reported as a separate component of members equity.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments (Continued)

Held to maturity securities: Held to maturity securities consist of bonds, notes and debentures for which the Group has the positive intent and ability to hold to maturity and are stated at cost, adjusted for premiums and discounts that are recognized using the interest method over the period to maturity.

Realized gains and losses of available-for-sale and held to maturity securities are determined using the specific identification method and are included in income.

Depreciation

Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 5 years
Furniture and fixtures	7 years

Income Taxes

The Limited Liability Company acts as a partnership which is not a taxpaying entity for income tax purposes. The income from the Company will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

Reimbursed Expenses

The Company includes reimbursement of expenses in revenues and the related expenses in operating expenses.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Members' Equity

Membership interests in Signal Hill Capital Group LLC have liability limited to capital investment for all members. At December 31, 2005 and 2004, there were 9,800 units of membership in the company issued. Included in those units are 8,800 units which have voting rights and 1,000 units which are non-voting.

Reclassifications

Certain amounts in 2004 have been reclassified to conform with the 2005 presentation. Such reclassifications had no effect on previously reported net income.

Advertising

It is the Company's policy to expense advertising costs as incurred. Advertising and promotion expense for the years ended December 31, 2005 and 2004 was $3,194 and $13,077, respectively.

NOTE B. ACCOUNTS RECEIVABLE, net

At December 31, accounts receivable consists of the following:

	2005	2004
Accounts receivable	$ 240,704	$ 106,715
Less: reserve for doubtful accounts	28,723	42,825
Accounts receivable, net	$ 211,981	$ 63,890

NOTE C. INVESTMENTS

Investments - Available for Sale

The following table reflects the cost, gross unrealized gains and losses and fair value of investment securities held at December 31, 2005 and 2004:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005				
Mutual fund	$ 16,014	$ -	$ -	$ 16,014
December 31, 2004				
Mutual fund	$ -	$ -	$ -	$ -

NOTE D. PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

	2005	2004
Computer and office equipment	$ 67,913	$ 73,953
Furniture and fixtures	38,270	38,270
	106,183	112,223
Less: accumulated depreciation	57,466	42,040
Property and equipment, net	$ 48,717	$ 70,183

Depreciation expense was $20,940 and $19,065 for the years ended December 31, 2005 and 2004, respectively.

NOTE E. COMMITMENTS

Operating Leases

The Company subleases its office facilities on a long-term lease. The company exercised its option to extend its lease through March 2010. The lease requires minimum monthly payments of $7,076 plus the Company is liable for varying common area maintenance charges. Rent expense was $99,973 and $97,743 for the years ended December 31, 2005 and 2004, respectively.

The Company has entered into leases for office equipment and financial data services. The term of the leases expire in June 2006 and July 2010. Monthly payments are $1,700 and $361. Rental expense related to these agreements for the years ended December 31, 2005 and 2004 was $22,205 and $20,274, respectively.

Future minimum rental commitments are as follows:

December 31, 2006	$	99,444
2007		89,244
2008		89,244
2009		89,244
2010		23,755
	$	390,931

Deferred Bonus Agreement

The company is liable for deferred bonus payments for certain employees. One third of the deferred bonus vests and is payable annually on December 31st, subject to continued employment. At December 31, 2005 and 2004, the Company paid its obligation to employees that met the conditions for the deferred bonus agreement.

NOTE F. SIGNIFICANT CUSTOMERS

During the years ended December 31, 2005 and 2004, 83% and 85%, respectively of billings were to four clients. Three of the four clients in each year were distinct.

NOTE G. RELATED PARTY TRANSACTIONS

Subordinated borrowings

In January 2004, the Company borrowed $200,000 from its majority member under a subordination loan agreement with the approval of the NASD pursuant to the provisions of 17 CFR 240.15c3-1d. The Company repaid the loan in July 2005, in accordance with the loan provisions. The loan accrued interest at 7% per annum. Interest expense was $7,821 and $13,178 for 2005 and 2004, respectively.

Member receivables

During the years ended December 31, 2005 and 2004, the company cancelled member notes receivable aggregating $20,000 and $100,000, respectively, due to the members' withdrawal from the Company. Interest on the notes was paid annually on the anniversary date of the agreements.

NOTE H. RETIREMENT PLAN

The Company adopted a 401(k) Profit Sharing Plan in 2004 for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals, Qualified Matching Contributions to satisfy certain non-discrimination tests and Qualified Non-Elective Contributions, all of which are 100% vested immediately. The Company made Qualified Matching Contributions and Qualified Non-Elective Contributions pursuant to this plan for the years ended December 31, 2005 and 2004, in the amounts of $72,239 and $116,429, respectively.

SUPPLEMENTARY INFORMATION

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net Capital

Total members' equity		$ 338,275
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 211,981	
Prepaid expenses	3,112	
Fixed assets, net	48,717	
Security deposits	6,670	
		270,480
Net capital before haircuts on securities positions		67,795
Haircut on Money Market Fund		(341)
Haircut on Stock Fund		(2,402)
Net Capital		$ 65,052
Aggregate indebtedness		
Items included in the statement of financial condition:		$ 71,902
Total aggregate indebtedness		$ 71,902
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 60,052
Ratio: Aggregate indebtedness to net capital		1.11 to 1

There are no material differences between the net capital computation as set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2005. Therefore, no reconciliation has been presented.

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Signal Hill Capital Group LLC operates under the (k)(2)(i) exemption pursuant to SEC Rule 15c3-3 (the Customer Protection Rule), as it does not hold customer funds or safekeep customer securities. Therefore, no computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 is presented.

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULES OF OPERATING EXPENSES (Unaudited)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
Payroll and employee benefit expenses	$ 1,394,090	$ 1,471,085
Reimbursed expenses	145,449	207,024
Data services	100,133	72,689
Rent	99,973	97,743
Insurance	48,597	39,472
Consulting and outside services	35,034	15,389
Bad debt expense, net of recoveries	(14,046)	48,477
Travel and Entertainment	25,492	16,373
Professional fees	22,847	29,338
Depreciation	20,940	19,065
Contributions	15,190	11,000
Telephone	12,512	14,545
Miscellaneous	7,485	7,498
Office supplies	5,991	5,766
Advertising and promotion	3,194	13,077
Printing and copying	2,146	1,693
Licenses, permits and exams	1,527	10,615
Postage and delivery	727	1,502
Total operating expenses	$ 1,927,281	$ 2,082,351

See independent auditor's report.

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULES OF OTHER INCOME (EXPENSES) (Unaudited)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
Investment income	$ 18,187	$ 6,948
Gain on sale of investments	517	-
Interest expense	(7,821)	(13,179)
(Loss) on disposal of property and equipment	(3,937)	-
TOTAL OTHER INCOME (EXPENSES)	$ 6,946	$ (6,231)

See independent auditor's report.

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Members
Signal Hill Capital Group LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Signal Hill Capital Group LLC for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Signal Hill Capital Group LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate indebtedness) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control for safeguarding securities that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
January 26, 2006